December 17, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:          BIOSCRIP, INC.
Form 10-K for the Fiscal Year Ended December 31, 2009
DEF 14A filed May 10, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File Number: 000-28740

Dear Mr. Rosenberg:

This letter sets forth the response of BioScrip, Inc. (the “Company” “we”, “us” or “our”) to the Staff’s comments to the above-referenced filing.  These comments were transmitted to us by letter dated November 24, 2010.  The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter.  In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business

Supply Agreement, Page 8

1.
Please provide us with draft disclosure for future filings that includes a discussion of the termination provisions of your agreement with AmerisourceBergen Drug Corporation.  Also include the term of the agreement in the disclosure which extends until August 2012, with the possibility of an additional extension, as you have done in the risk factor on page 20.

Response

The Company will provide this information in future filings, as applicable.  A draft of the revised disclosure is set forth below, with revisions underlined to facilitate the Staff’s review.  Please note that specific financial terms of the agreements with AmerisourceBergen Drug Corporation (“ABDC”), including the amount of early termination payment, are subject to confidential treatment orders granted on December 8, 2009 with respect to the initial agreement and on September 22, 2010 with respect to the second amendment to the agreement.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

    Effective August 25, 2009, we entered into a prime vendor agreement with AmerisourceBergen Drug Corporation (“ABDC”), which we subsequently amended in March 2010 and June 2010, pursuant to which we purchase from ABDC the vast majority of all of our prescription products, subject to certain minimum periodic purchase levels and excluding purchases of therapeutic plasma products.  Under the prime vendor agreement, we participate in ABDC’s PRxO Generics™ Program and purchase from ABDC a specified percentage of our requirements for generic pharmaceuticals.   Pricing of pharmaceutical products under the agreement is generally based on published Wholesale Acquisition Costs (“WAC”), less certain discounts, rebates and other adjustments that vary with the type of products being purchased.  The ABDC agreement expires in August 2012 and can be extended for up to two additional years upon mutual written consent of the parties.  In the event of default by a party, the other party may terminate the agreement upon written notice if such default remains un-remedied.  If the contract is terminated (i) by us, or (ii) by ABDC, after a default by us, an early termination payment is due from us.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Allowance for Doubtful Accounts, page 27

2.	Please provide us draft disclosure to include in future filings that includes an aging of accounts receivable by payor mix.

Response

The Company will provide this information in future filings, as applicable.  A draft of the revised disclosure that would have been included in our Annual Report on Form 10-K would have read as follows, with the revisions underlined to facilitate the Staff’s review.

    Allowances for doubtful accounts are based on estimates of losses related to customer receivable balances. The risk of collection varies based upon the product, the payor (commercial health insurance and  government, the patient’s ability to pay the amounts not reimbursed by the payor and point of distribution (retail, mail service and infusion). We estimate the allowance for doubtful accounts based upon several factors including the age of the outstanding receivables, the historical experience of collections, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for the ability to pay. Collection agencies are employed and legal action is taken when we determine that taking collection actions is reasonable relative to the probability of receiving payment on amounts owed.  Management judgment is used to assess the collectability of accounts and the economic ability of our customers to pay.  Judgment is also used to assess trends in collections and the effects of systems and business process changes on our expected collection rates.   The Company reviews the estimation process quarterly and makes changes to the estimates as necessary. When it is determined that a customer account is uncollectible, that balance is written off against the existing allowance.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

    The following table sets forth the aging of our December 31, 2009 and December 31, 2008 gross accounts receivable (net of allowances for contractual adjustments, and prior to allowances for doubtful accounts), aged based on payment terms and categorized based on the three primary overall types of accounts receivable characteristics (in thousands):

As of December 31, 2009

	0 - 180 days	Over 180 days	Total
Government	$27,664	$7,428	$35,092
Commercial (1)	108,639	10,289	118,928
Patient	5,889	2,708	8,597
	$142,192	$20,425	162,617

Allowance for doubtful accounts			(11,504)

Total			$151,113

As of December 31, 2008

	0 - 180 days	Over 180 days	Total
Government	$26,520	$8,045	$34,565
Commercial (1)	112,076	14,752	126,828
Patient	6,127	2,758	8,885
	$144,723	$25,555	170,278

Allowance for doubtful accounts			(11,629)

Total			$158,649

(1) Commercial includes one pharmacy network agreement under which various Plan Sponsors are served and which Plan Sponsors account for, in the aggregate, receivables that exceeded 10% of the Company's total receivables during the period.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

Allowance for Contractual Discounts, page 27

3.
For each period presented, please provide us draft disclosure to include in future filings to quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.  For example for 2009, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2008 and the amount of the new estimate or settlement amount for those 2008 services that was recorded during 2009.

Response

The Company believes it cannot reasonably provide accurate disclosure of the total amount that contractual adjustment estimates changed from a prior period.  The nature of healthcare billing, particularly adjustments to secondary and tertiary payors based on primary reimbursement, along with the number of contracts we bill and collect under, make capturing this data in a reliable and meaningful way unduly burdensome.  After evaluation of our ability to reliably estimate such amounts, we conclude that disclosure of estimated out-of-period impacts would not be accurate and repeatable as necessary in order to provide investors accurate, consistent information in evaluating the Company.  A draft of a revised disclosure addressing contractual adjustments is set forth below, with the revisions underlined to facilitate the Staff’s review.

    We are reimbursed by Plan Sponsors for services we provide. Payments for medications and services covered by Plan Sponsors are generally less than billed charges.  We monitor revenue and receivables from Plan Sponsors and record an estimated contractual allowance for certain revenue and receivable balances at the revenue recognition date to properly account for anticipated differences between amounts billed and amounts reimbursed.  Accordingly, the total revenue and receivables reported in our financial statements are recorded at the amounts expected to be received from these payors.  Since billing functions for a majority of our revenue are largely computerized, which enables  on-line adjudication (i.e., submitting charges to Medicare, Medicaid or other third-party payors electronically, with simultaneous feedback of the amount the primary insurance plan  expects to pay) at the time of sale to record net revenue, exposure to estimating contractual allowance adjustments is limited primarily to unbilled and/or initially rejected Medicare, Medicaid and third-party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of our revenue, the contractual allowance is estimated based on several criteria, including unbilled and/or initially rejected claims, historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled.

Liquidity and Capital Resources, page 32

4.
Please provide us draft disclosure to include in future filings to discuss the reasons for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Response

The Company will provide this information in future filings, as applicable.  A draft of the revised disclosure that would have been included in our Annual Report on Form 10-K would have read as follows, with the revisions underlined to facilitate the Staff’s review.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

     Net cash provided by operating activities totaled $22.7 million for the year ended December 31, 2009, as compared to $8.7 million of cash used in operating activities for the year ended December 31, 2008.  This $31.4 million increase in cash provided by operating activities was primarily the result of an improved working capital of $23.4 million compared to the prior year.  Working capital includes the impact of changes in receivables, inventory, prepaid expenses and other assets, accounts payable, claims payable, amounts due to plan sponsors and accrued expenses and other liabilities.  Receivables generated $33.2 million due to collections on terminated contracts.   The timing of certain accrued expenses and other liabilities also positively impacted cash from operations by $8.9 million relating to bonuses earned in 2009 that were not earned in 2008. These improvements were partially offset by a reduction of $22.0 million relating to the timing of payments for 2008 inventory purchases.  ~~This increase in cash provided by operating activities was primarily the result of net income of $54.1 million of which $40.5 million was the non-cash effect of deferred taxes due primarily to the reversal of the valuation allowance on deferred tax assets.  Other charges which reduced net income but had no impact on cash from operations were:  bad debt of $8.6 million, depreciation expense of $5.0 million, option expense of $3.4 million, and an increase in our accrued expenses of $4.8 million relating primarily to the 2009 bonus accrual.  Operating uses of cash during the year ended December 31, 2009 include an increase in inventory of $6.0 million relating to various supply chain initiatives and a decrease in accounts payable of $2.4 million, due to timing of vendor payments.~~

     Net cash used in investing activities in 2009 was $5.7 million compared to net cash used in investing activities of $7.5 million in 2008.  This $1.8 million decrease was a result of decreased spending on information technology infrastructure. ~~This change was driven primarily by the continued investment in our information technology infrastructure.~~

    Net cash used in financing activities in 2009 was $17.0 million compared to $16.2 million net cash provided by financing activities in 2008.  The $33.2 million change was primarily due to a net reduction in our debt level during 2009.  ~~ancing activities to pay down the line of credit was generated from higher net income and lower working capital requirements.  We also received $2.8 million from the exercise of employee stock compensation plans in 2009.~~

    Net cash used in operating activities totaled $8.7 million for the year ended December 31, 2008, as compared to $24.2 million of cash provided by operating activities for the year ended December 31, 2007.  The $32.9 million decrease in cash provided by operating activities was primarily the result of a reduction in working capital of $34.1 million compared to the prior year.  Increases in accounts receivables used $35.4 million in cash from operations as a result of an 18% growth in sales in the fourth quarter of 2008 over the fourth quarter of 2007.  Cash of $11.5 million was used for increased inventory purchases and relates to the timing of these purchases.  Partially offsetting the cash used in operations was a $14.0 million increase in accounts payable relating to the timing of 2008 inventory purchases.

    Net cash used in investing activities was $7.5 million in 2008 compared to net cash used in investing activities of $5.5 million in 2007.  This $2.0 million increase was primarily due to the investment in new information systems throughout the organization.

    Net cash provided by financing activities in 2008 was $16.2 million compared to net cash used of $18.7 million in 2007.  This $34.9 million change was primarily due to increased net borrowings on the line of credit to support the growth of the business in 2008.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

DEF 14A filed May 10, 2010

Compensation Discussion & Analysis, page 31

5.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

The Company advises you that it does not believe that disclosure under Item 402(s) of Regulation S-K is necessary based on the Company’s compensation practices, compensation arrangements and bonus programs.  Those programs included management compensation programs and policies as well as compensation programs for sales personnel.  In determining the necessity of the disclosure with respect to this Item, the Company’s management reviewed the 2009 compensation programs against potential entity level risks associated with those programs.   After careful consideration, it was concluded that risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  While not fully determinative, management  noted that the Company’s compensation practices, compensation arrangements and bonus programs do not fall within the non-exclusive list of situations referred to in Item 402(s) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010

Unaudited Consolidated Statement of Operations, page 4

6.
Please tell us why you do not provide disclosure on the face of the income statement presenting product and service revenues separately as well as separately presenting their costs of revenues.  Please refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response

Rule 5-03(b)(1)of Regulation S-X requires net sales and gross revenues to be stated separately for (a) tangible products, (b) operating revenues of public utilities or others, (c) income from rentals, (d) revenue from services, and (e) other revenues. Correspondingly, Rule 5-03(b)(2) of Regulation S-X also requires that costs and expenses related to these revenues be stated separately. Further, Rule 5-03(b)  of Regulation S-X specifies that if income is derived from more than one of the subcaptions described above, each class which is not more than 10% of the sum of the items may be combined with another class.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

The Company’s revenue from services and income from rentals do not exceed 10% of total revenue for the three or nine months ended September 30, 2010. Revenue from services was $36.4 million and $89.6 million for the three and nine months ended September 30, 2010, respectively. This service revenue represents less than 9% and 8%, respectively, of the Company’s consolidated revenue for the aforementioned periods.  Income from rentals was $4.3 million and $8.8 million for the three and nine months ended September 30, 2010, respectively. This income from rentals represents less than 1% of the Company’s consolidated revenue for the aforementioned periods.  The Company will continue to monitor these disclosure requirements and provide disclosure in future periods as appropriate.

Notes to the Unaudited Consolidated Financial Statements
Note 3 – Acquisitions, page 7

7.
We note that warrants were issued in connection with the acquisition.  Based on the warrant agreement it appears as though the warrants are subject to adjustment if you subsequently issue equity at a price lower than the market price of your common stock at that time.  Please tell us why the warrants issued are not required to be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings.  Please provide us draft disclosure to include in future filings of a separate note to the financial statements that discloses the total number of warrants outstanding, how the fair value of the warrants was determined and the assumptions that were used.

Response

In connection with the CHS acquisition the Company issued warrants to purchase 3.4 million shares for an exercise price of $10.00 per share.  The warrants have a term of five years. The $12.3 million fair value of the warrants was determined using the Black Scholes method and was classified as equity.

In determining the proper classification of the warrants as either equity or a liability, the Company evaluated their terms under the provisions of the Accounting Standards Codification (“ASC”) 480-10 (formerly Statement of Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity), ASC 815-40-15 (formerly Emerging Issues Task Force (“EITF”) No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock) and ASC 815-40-25 (formerly EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock).  Upon evaluating this guidance, the Company concluded that the warrants were indexed to their own stock and therefore have the characteristics of equity and should be classified as equity.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

In regards to ASC 815-40-15, the Company evaluated whether the warrants were considered indexed to their own stock using the following two-step approach:

1.	Evaluate the instrument’s contingent exercise provisions, if any.
2.	Evaluate the instrument’s settlement provisions.

It was determined that the warrants do not contain a contingent exercise provision.  In regard to the instruments settlement provisions the warrants contain an anti-dilution provision which is detailed in section 4.3, Price Based Anti-Dilution, of the warrant agreement.  This section, subject to its terms and conditions, calls for the number of shares to be issued upon exercise of the warrants to be increased in the event the Company issues shares below 90% of market value at the time of share issuance. The anti-dilution adjustment reflects only the decrease in fair value resulting from the dilutive transaction.

The Company determined that the anti-dilution provision contained in the warrant agreement is consistent with the implementation guidance provided in the example in ASC 815-40-55-42 & 43 and would not cause the warrants to fail to be considered indexed to the Company’s own stock.  The anti-dilution adjustment only applies to  situations in which the Company issues shares for an amount below 90% of the then-current market price.  The ASC concluded that this type of provision does not preclude the instrument from being considered indexed to the issuer’s stock, as the counterparty would truly be diluted if the event occurred because the proceeds from the issuance would be less than the then-current fair value of the shares.  Specifically, the ASC states the following: an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events).  Therefore, the only variables that could affect the settlement amount in this type of provision would be inputs to the fair value of a fixed-for-fixed option on equity shares.  Based upon these facts, we believe that the classification of the warrants as equity is appropriate.

The Company will provide the foregoing information in future filings, as applicable.  A draft of the revised disclosure is set forth below:

Note X – Warrants

    In March 2010, in connection with the acquisition of CHS, the Company issued 3.4 million of warrants exercisable for BioScrip common stock.  The warrants have a five year term with an exercise price of $10.00 per share. The warrants also contain provisions whereby the number of shares to be issued upon exercise of the warrants will be increased if the Company were to execute certain dilutive transactions such as stock splits, stock dividends or the issuance of shares below 90% of market value at the time of issuance.

    The Company has determined that the warrants meet the conditions for equity classification in accordance with GAAP. Therefore, these warrants were classified as equity and included in Additional Paid-in Capital.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

    The fair value of the warrants was calculated using the Black-Scholes model.  The Black-Scholes model used the following assumptions: volatility of 62%, risk free interest rate of 2.63%, dividend yield of 0% and expected term of five years.  In addition, there was a discount applied for lack of marketability of 13.5%.  This discount is considered appropriate because the warrants were not registered under the Securities Act of 1933 and the shares issued upon exercise of the warrants will be unregistered shares subject to transfer restrictions.

    As of September 30, 2010, 3.4 million warrants are outstanding and none have been exercised.

***********************************************************************************

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at: 914-460-1638.

Sincerely,

Barry A. Posner
Executive Vice President and General Counsel

Cc:
Vanessa Robertson
Joel Parker
Scott Foley
Jeffrey Reidler
Division of Corporation Finance,
U.S. Securities and Exchange Commission